UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No.: 333-74483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.

Attn: Matthew Furman

200 Liberty Street

New York, NY 10281-1003

(212) 915-8888

Willis 401(k) Retirement

Savings Plan

Employer ID No: 13-5654526

Plan Number: 003

Financial Statements as of December 31, 2015 and

2014, and for the Year Ended December 31, 2015,

Supplemental Schedule as of December 31, 2015,

and Report of Independent Registered Public

Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP 1033 Demonbreun Street Suite 400 Nashville, TN 37203 USA Tel: 615 259 1800 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Willis 401(k) Retirement Savings Plan

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This ASU was applied retrospectively to the 2014 period presented in the financial statements.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 27, 2016

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments at fair value	$663,740,809	$662,744,536
Investments at contract value	148,824,852	152,389,013

Total investments	812,565,661	815,133,549

Receivables:
Notes receivable from participants	9,458,124	9,135,460
Contributions receivable from employer	1,094,457	14,696,640
Contributions receivable from participants	1,166,529	1,112,913

Total receivables	11,719,110	24,945,013

NET ASSETS AVAILABLE FOR BENEFITS	$824,284,771	$840,078,562

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Participant contributions	$45,870,116
Rollover contributions	9,199,577
Employer contributions	15,668,175

Total contributions	70,737,868

Investment income:
Net depreciation in fair value of investments	(8,918,005)
Dividends	12,490,578
Interest	4,422,852

Net investment income	7,995,425

Interest income on notes receivable from participants	382,754

DEDUCTIONS:
Benefits paid to participants	(94,193,219)
Administrative expenses	(716,619)

Total deductions	(94,909,838)

DECREASE IN NET ASSETS	(15,793,791)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	840,078,562

End of year	$824,284,771

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Towers Watson plc (formerly Willis Group Holdings plc), and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Transamerica Retirement Solutions serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at a 4% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Code (IRC) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

After a year of service, participants are eligible for a 100% match of employee contributions made by the Company up to a maximum of 3% of the employee’s annual eligible compensation. The match is subject to certain IRC limitations. The Company match is discretionary, calculated per pay period and automatically invested per the participant’s investment elections. Prior to January 1, 2015, the Company match was calculated and paid on an annual basis.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s match, and Plan earnings, and charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Towers Watson plc common stock, and separate account guaranteed investment contracts (GICs) as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive GICs and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account. The self-directed brokerage account is sponsored by Charles Schwab & Co.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2015, employer contributions and earnings thereon are 25% vested after one year of service, 50% after two years, 75% after three years, and fully vested after four years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first. Prior to January 1, 2015, employer contributions and earnings thereon were 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions or may be paid manually. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a financial hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When participants terminate employment with the Company, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the year. During the years ended December 31, 2015 and 2014, non-vested forfeiture amounts were $515,936 and $446,669, respectively, all of which were used to offset employer contributions as of the end of each respective year.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value (except for fully benefit-responsive GICs, which are reported at contract value). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive GICs. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and GICs are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment instruments, including common stock, mutual funds, and GICs. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participant’s account balances and the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants and the Plan as provided in the Plan document. The record keeper is compensated to administer the Plan through net fees of 0.11% withdrawn from participants’ accounts for selecting certain investment options. Prior to August 1, 2015 and effective September 1, 2014, the record keeper was compensated through net fees of 0.12%. Prior to September 1, 2014, the record keeper was compensated through net fees of 0.13%. The Plan may additionally use funds allocated to the Expense Budget Account (EBA) to pay administrative expenses approved by the Employer or can be allocated to participants at the end of the year, at the direction of the Employer. The EBA is a plan level unallocated account that can be credited when fees withdrawn from participants’ accounts are in excess of 0.11% and/or other amounts withdrawn from participants’ accounts. Prior to August 1, 2015 and effective September 1, 2014, the EBA could be credited when fees withdrawn from participants’ accounts were in excess of 0.12%. Prior to September 1, 2014, the EBA could be credited when fees withdrawn from participants’ accounts were in excess of 0.13%. The EBA is also funded based on a plan service fee of 0.02%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2015 and 2014 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2015 and 2014.

New Accounting Standards — In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the removal of the reclassification adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $13,700,515 in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

3.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has two fully benefit-responsive GICs with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GICs are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that affect the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund.

4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 13, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with parties-in-interest include investments in shares of Willis Towers Watson plc common stock, contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company.

At December 31, 2015 and 2014, the Plan held 415,672 and 446,024 shares, respectively, of common stock of Willis Towers Watson plc, with a fair value of $20,189,167 and $19,986,356, respectively.

6.	FAIR VALUE MEASUREMENTS

Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds — Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage account — Account primarily consists of mutual funds and common stocks that are valued on the basis of readily determinable market prices and money market funds that are valued at amortized cost, which approximates fair value.

Common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014:

	Assets at Fair Value as of December 31, 2015
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$617,952,040	$—	$—	$617,952,040
Self-directed brokerage account	20,686,441	4,913,161	—	25,599,602
Common stock — Willis Towers Watson plc	20,189,167	—	—	20,189,167

Investments at fair value	$658,827,648	$4,913,161	$—	$663,740,809

	Assets at Fair Value as of December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$617,673,885	$—	$—	$617,673,885
Self-directed brokerage account	20,313,931	4,770,364	—	25,084,295
Common stock — Willis Towers Watson plc	19,986,356	—	—	19,986,356

Investments at fair value	$657,974,172	$4,770,364	$—	$662,744,536

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

7.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 27, 2016, the date the financial statements were issued.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Mutual Funds
Large Cap Stocks
Domestic
American Funds Income Fund	2,360,474	Mutual Fund	$47,752,382
American Funds Fundamental Investment Fund	1,071,806	Mutual Fund	54,362,019
JPMorgan US Equity Fund	2,898,549	Mutual Fund	39,999,978
MFS Value Fund	1,058,546	Mutual Fund	34,709,719
T Rowe America Growth Fund	1,502,070	Mutual Fund	63,026,877
Vanguard Institutional Index	392,933	Mutual Fund	73,329,064

Total			313,180,039

International
American Funds Europacific	860,004	Mutual Fund	38,975,382
Russell Emerging Markets Fund	370,344	Mutual Fund	5,303,329
Vanguard Total International Stock Index	262,754	Mutual Fund	6,369,156

Total			50,647,867

Mid/Small Cap Stocks
Columbia Small Cap Value Fund	1,615,272	Mutual Fund	24,600,589
Eagle Small Cap Growth	518,702	Mutual Fund	26,484,909
Fidelity Spartan Extended Market Index	229,230	Mutual Fund	11,507,325
Prudential Mid Cap	651,247	Mutual Fund	23,392,803
Goldman Sachs Mid Cap Value Instl	438,351	Mutual Fund	14,557,650

Total			100,543,276

Retirement Funds
T Rowe RA 2010	259,418	Mutual Fund	4,378,979
T Rowe RA 2020	889,200	Mutual Fund	17,508,345
T Rowe RA 2030	837,147	Mutual Fund	18,258,169
T Rowe RA 2040	638,451	Mutual Fund	14,416,214
T Rowe RA 2050	545,907	Mutual Fund	6,954,856

Total			61,516,563

Bonds
Investment Grade
Vanguard Intermed-Term Bond Index	1,310,282	Mutual Fund	14,753,778
Metropolitan West Total Return Bond Plan	5,855,522	Mutual Fund	58,555,217

Total			73,308,995

High Yield
Transamerica Partners Institutional High Yield Fund	2,371,087	Mutual Fund	18,755,300

Total			18,755,300

Total Mutual Funds			617,952,040
Self-directed brokerage account
Charles Schwab Personal Choice Retirement Account			25,599,602

Total			25,599,602

Common Stock — Willis Towers Watson plc
WILLIS STOCK FUND	415,672	Shares of Common Stock	20,189,167

Total			20,189,167

Fully benefit-responsive investment contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	119,397,017
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	29,063,055
TFLIC STABLE FUND (General account)		Group Annuity Insurance Contracts	364,780

Total			148,824,852

Total Investments			812,565,661
PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 9.25% and maturity dates from January 1, 2016 to November 1, 2030	9,458,124

			$822,023,785

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Lynn Bissinger
Lynn Bissinger
Director, US Benefits
Willis North America Inc.

Dated: June 27, 2016